Exhibit 99.3

Dear Shareholders,

Descartes' Logistics Technology Platform unites a global community of more than 172,000 parties, allowing them to transact business while leveraging a broad array of applications designed to help logistics-intensive businesses thrive. With this as a foundation, we delivered another year of record revenues and operating performance in fiscal 2014, including 41% growth in cash generated from operations.

Today's world is more connected and moving faster than ever. To compete and prosper, strategic focus on logistics and supply chain excellence has moved front and center for many organizations. Customers look to us to simplify complex logistics processes that differentiate their operations and accelerate their ability to get product, people and data where they're needed, when they're needed.

Our proven strategy remains the same. With exacting focus, we use technology and networks to unite transportation carriers, logistics intermediaries, shippers, government agencies and financial institutions. We execute with a view to being a global, neutral network encompassing multiple modes of transportation and logistics functions. We invest in innovations that empower each logistics stakeholder with the data and tools necessary to efficiently and effectively manage the movement of inventory, assets and mobile workers.

With customers helping guide our investment strategy, we focus on areas with a high potential for growth. In fiscal 2014, we invested in our Global Logistics Network (GLN) and grew the number of participants in our community by adding more geographies and supply chain functions. We remain prepared to meet customs and security filing needs as governments around the world roll out new regulations, such as Japan's Advanced Filing Rules for ocean cargo that went live on March 1st, 2014. And, our next-generation home delivery solutions are well-suited to help omni-channel retailers looking to drive more revenue and improve customer retention by enhancing the customer buying experience.

In fiscal 2014, we grew both organically and by acquisition – and that remained our focus as we entered fiscal 2015. In fiscal 2014 and the first quarter of fiscal 2015, Descartes made four acquisitions to help advance our strategy. Each provides additional scale and new participants to the GLN while extending the functional footprint of Descartes' Logistics Technology Platform:

(1)	KSD Software, a leading Scandinavia-based provider of European-based customs declaration, security filing, transportation management and freight forwarding solutions;
(2)	Impatex, a leading provider of electronic customs filing and freight forwarding solutions in the UK;
(3)	Compudata, a leading provider of B2B supply chain integration and e-invoicing solutions based in Switzerland; and
(4)	Computer Management USA, a leading US-based provider of security filing solutions and air cargo management solutions for airlines and their partners.

Descartes remains committed to customer success and long-term, profitable and sustainable growth. We are proud that our logistics and supply chain solutions help make the world more productive and secure. We are excited about the future - entering fiscal 2015 with a motivated team, a proven ability to execute, a strong balance sheet, and a rich landscape of potential growth and consolidation opportunities.

We look forward to continuing to deliver for you and our customers in the coming year.

Edward J. Ryan,
Chief Executive Officer